July 14, 2008	Justin D. MacCarthy
Justin.MacCarthy@hellerehrman.com
Direct +1 (415) 772-6190
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Michael McTiernan
Byron Cooper
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	LoopNet, Inc.
Form 10-K for the year ended December 31, 2007
File No. 0-52026
Dear Mr. McTiernan and Mr. Cooper:
     On behalf of LoopNet, Inc. (the “Company”), we are responding to the Staff’s comment letter of July 1, 2008 (the “Comment”), relating to the above-referenced filing of the Company. In response to the Comment, we are providing the response set forth below. For your convenience, we have repeated the Staff’s comment below in bold face type before our response below.
     Schedule 14A
     Elements of Executive Compensation, page 16
     Annual Incentive Pay, page 16
1.	We note your disclosure that bonus amounts are based on specific performance targets and that in 2007 these targets were met and bonuses paid. In future filings, please disclose the actual performance targets, the actual performance results and an analysis of how this impacted the actual bonus amounts paid to each named executive officer. If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional information specifically detailing your competitive harm analysis. Refer to Instruction 4 to Item 402(b) of Regulation S-K. Please advise us regarding how you intend to revise this disclosure in the future.

     In response to the Comment, we confirm that in future filings, to the extent that the Company’s prior fiscal year bonus amounts are based on specific performance targets, the Company will include the following disclosures for the prior fiscal year: actual performance targets, actual performance results and an analysis of how these impacted the actual bonus amounts paid to each named executive officer. However, the Company advises the Staff that if specific forward-looking performance targets are the basis for the then-current year cash bonus plan, these forward looking targets will not be reported, but will be included when reporting compensation for the year in which such awards are earned as required by the proxy rules. Disclosure of the Company’s internal projected revenue, adjusted EBITDA, net income or other projected performance targets, if used as the basis for bonus amounts not yet earned, would not provide shareholders with additional material insight into the Company’s compensation for the prior fiscal year or the nature of the compensation approach followed by the Company. The Company’s financial performance expectations may or may not coincide with the Company’s internal targets for bonus award purposes. The Company believes that, if specific forward looking targets are used as the basis for bonus amounts not yet earned, disclosure of such targets may be misleading to investors and others, and might result in the Company having been considered to provide “de-facto” guidance to the investment community about its financial expectations, which may have unfavorable and unintended consequences.
     The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would very much appreciate the Staff’s prompt review of this response letter. Should you have any follow-up questions, please call Karen A. Dempsey at (415) 772-6540 or the undersigned at (415) 772-6190.

Sincerely,

Heller Ehrman LLP

/s/ Justin D. MacCarthy

Justin D. MacCarthy

cc:	Brent Stumme
LoopNet, Inc.

Karen A. Dempsey
Heller Ehrman LLP

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